                     925.452.3000 //www.taleo.com
                            4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

August 31, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:              Christine Davis
Mark P. Shuman
Morgan Youngwood
Matthew Crispino

Re:	Taleo Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed April 30, 2009

File No. 000-51299

Ladies and Gentlemen:

Taleo Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-51299) filed with the Commission on April 30, 2009 (the “Form 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 56

1.
We note your response to prior comment number 1 and it remains unclear to us how you were able to conclude that your internal controls over financial reporting (ICFR) were effective as December 31, 2008.  Please address the following in your response:

•
Please explain to us how you considered the fact that you had not been contemporaneously maintaining a fair value analysis during the relevant period.  In this regard, it is unclear to us how you had previously concluded that you had objective evidence of fair value

                     925.452.3000 //www.taleo.com
                            4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
August 31, 2009

•	considering that this analysis had not previously been performed and was not completed until after December 31, 2008.

•
Please explain to us in greater detail, how you concluded that your ICFR was effective considering that you concluded, after December 31, 2008, that you did not have sufficient objective evidence to establish fair value of your application services.  Please explain how you considered Exchange Act Rule 13a-15(c), which indicates that your evaluation of ICFR should be “as of” the end of the fiscal year.  We note your response to prior comment number 2 refers to Auditing Standard No. 5, however; it is unclear to us how this auditing standard, which appears to address the timing of audit testwork, supports your view that a conclusion on the effectiveness of your ICFR can be made after the “as of” date.

We respectfully advise the Staff that we are not asserting that we had made a conclusion regarding objective evidence of fair value of our applications in periods prior to December 31, 2008 in which we did not contemporaneously perform a fair value analysis. Prior to November 2008, we had concluded that it was appropriate under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Element Deliverables (“EITF 00-21”) to treat the application and consulting revenue in certain of our multiple element arrangements as separate units of accounting because: (1) we had concluded that delivery of our application occurred when access to our on-line software solution was provided to the customer; and (2) we had concluded that our consulting services had fair value.  Had those two conclusions been correct, our revenue recognition methodology for our multiple element arrangements would also have been correct regardless of whether we could establish fair value for the application element of those arrangements.

As described in detail in our letter to the Staff dated June 25, 2009, we concluded after September 30, 2008, but prior to December 31, 2008 that our previous interpretation was not correct concerning what constitutes delivery of our application.  As a result and prior to December 31, 2008, we concluded that an analysis of fair value of our applications was a necessary step in determining the proper accounting treatment for our multiple element arrangements.  Consequently, we began reviewing our historical contractual arrangements to determine whether we could establish fair value.  Concurrently and prior to December 31, 2008, we made enhancements to our revenue recognition methodology to include, as part of our financial closing process, an analysis of fair value of our contractual arrangements.

We do not view the ultimate outcome of the application fair value analysis in our revenue recognition methodology (i.e., whether there was or was not fair value) as being determinative of whether our ICFR was effective as of December 31, 2008.  Rather, what is important is that the control for the ongoing determination of whether or not fair value exists for our applications became part of our closing process prior to December 31, 2008.  It will normally be the case that such analysis will not be completed by the balance sheet date,

                     925.452.3000 //www.taleo.com
                            4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
August 31, 2009

as such analysis cannot be applied to all relevant transactions until the period has ended.  We referenced paragraph 26 of Audit Standard No. 5 in our previous letter to the staff as analogous support for our position.  Consistent with our views described above, we acknowledged a material weakness in our internal control over financial reporting in our Form 10-Q for the quarter ended September 30, 2008, as the control for the determination of whether fair value exists for our applications was not part of our closing process for the quarter ended September 30, 2008.

Item 9A.                      Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 104

2.
Your response to prior comment number 2 indicates that you believe that the delay in filing your 2008 Form 10-K and the ultimate determination to restate prior periods does not preclude you from making a determination that your disclosure controls and procedures were effective as of December 31, 2009.  Please explain to us how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In this respect, tell us how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2008, which your Form 10-K was not filed within the prescribed time periods.

We respectfully advise the Staff that although we did not file our 2008 Annual Report of Form 10-K within the time period specified in the Commission’s rules and forms, our delay was due to our desire to reach clarity on the application of a complex accounting principle to a relatively new but growing business model (i.e., the software-as-a-service business model).  We believe that our disclosure controls and procedures were in place and effective so as to have otherwise allowed us to timely file our 2008 Form 10-K.  Even though we appreciated that it would take time for us to prepare a submission to, and to reach resolution with, the OCA, we thought it was in the best interests of Taleo and our stockholders to do so (we note that the Staff encourages companies and their auditors to consult with the OCA on accounting concerns or questions, especially those involving “unusual, complex or innovative transactions for which no clear authoritative guidance exists”). We continue to believe that our ultimate conclusion that our disclosure controls and procedures were effective as of December 31, 2008 was correct.

* * * * *

                     925.452.3000 //www.taleo.com
                            4140 Dublin Boulevard, Suite 400 // Dublin, CA  94568

Securities and Exchange Commission
August 31, 2009

Please direct your questions or comments regarding the Company’s responses to the undersigned at (925) 452-3648.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (925) 452-3027, as well as to Mark A. Bertelsen and Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

TALEO CORPORATION

/s/ Katy Murray
Chief Financial Officer

cc:           Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation